FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ....	October	……………………………………………… ,	2022

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-....................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date…	October 26, 2022	By....../s/.......... Sachiho Tanino.............
(Signature)*

Sachiho Tanino General Manager Consolidated Accounting Div. Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1.	RESULTS FOR THE THIRD QUARTER AND THE NINE MONTHS ENDED SEPTEMBER 30, 2022

CONSOLIDATED RESULTS FOR THE THIRD QUARTER AND

THE NINE MONTHS ENDED SEPTEMBER 30, 2022

October 26, 2022

CONSOLIDATED RESULTS FOR THE THIRD QUARTER

		(Millions of yen, thousands of U.S. dollars, except per share amounts)

	Actual
	Three months ended September 30, 2022	Three months ended September 30, 2021	Change(%)		Three months ended September 30, 2022
Net sales	¥996,090	¥833,324	+	19.5	$6,869,586
Operating profit	81,440	58,728	+	38.7	561,655
Income before income taxes	79,076	79,326	-	0.3	545,352
Net income attributable to Canon Inc.	¥54,118	¥49,317	+	9.7	$373,228

Net income attributable to Canon Inc. shareholders per share:
- Basic	¥52.90	¥47.16	+	12.2	$0.36
- Diluted	52.88	47.15	+	12.2	0.36

CONSOLIDATED RESULTS FOR THE NINE MONTHS
		(Millions of yen, thousands of U.S. dollars, except per share amounts)

	Actual					Projection
	Nine months ended September 30, 2022	Nine months ended September 30, 2021	Change(%)		Nine months ended September 30, 2022	Year ending December 31, 2022	Change(%)
Net sales	¥2,874,239	¥2,557,908	+	12.4	$19,822,338	¥4,090,000	+	16.4
Operating profit	256,055	206,561	+	24.0	1,765,897	385,000	+	36.6
Income before income taxes	231,969	231,147	+	0.4	1,599,786	367,000	+	21.2
Net income attributable to Canon Inc.	¥159,118	¥154,920	+	2.7	$1,097,366	¥250,000	+	16.4

Net income attributable to Canon Inc. shareholders per share:
- Basic	¥153.70	¥148.16	+	3.7	$1.06	¥242.57	+	18.1
- Diluted	153.65	148.12	+	3.7	1.06	242.48	+	18.1

	Actual
	As of September 30, 2022	As of December 31, 2021	Change(%)		As of September 30, 2022
Total assets	¥5,301,056	¥4,750,888	+	11.6	$36,559,007

Canon Inc. shareholders’ equity	¥3,122,629	¥2,873,773	+	8.7	$21,535,372

Notes:	1. Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.

2. U.S. dollar amounts are translated from yen at the rate of JPY145=U.S.$1, the approximate exchange rate on the Tokyo Foreign Exchange Market as of September 30, 2022, solely for the convenience of the reader.

Canon Inc.	30-2, Shimomaruko 3-chome, Ohta-ku,
Headquarter office	Tokyo 146-8501, Japan
Phone: +81-3-3758-2111

I. Operating Results and Financial Conditions

2022 Third Quarter in Review

Looking back at the third quarter of 2022, the pace of economic recovery slowed amid rising global inflation and interest rates, despite personal consumption underpinned by easing of restrictions on economic activities. In the United States, the economy showed signs of a slowdown due to inflation and tightened financial measures. However, economic recovery continued due to a robust increase in personal consumption. In Europe, the economy slowed down due to increased energy prices and continuous hikes of interest rates in response to the prolonged Ukraine crisis. In China, the speed of recovery of personal consumption declined due to restrictions implemented under its Zero-COVID strategy again. In other emerging countries, the economy recovered moderately, mainly in India and Southeast Asia. In Japan, in spite of a resurgence of coronavirus disease (“COVID-19”) infections happening amid inflationary pressure caused by depreciation of the yen, the economy continued to recover moderately, mainly in terms of personal consumption resulting from eased restrictions.

In the markets in which Canon operates, demand for office multifunction devices (MFDs) remained firm, while demand for laser printers and inkjet printers declined due to the decreased demand from customers working from home. For cameras, demand remained solid, mainly for mirrorless cameras and lenses. For medical equipment, demand mainly for diagnostic imaging unit products recovered outside Japan, although demand in Japan declined this year due to a drop-off after government spending concluded last year. Demand remained high for semiconductor lithography equipment amid favorable market conditions, while demand for such devices as memory declined. For FPD (Flat Panel Display) lithography equipment, demand tend to decline due to decreased demand from customers working from home amid the COVID-19 pandemic and the current economic slowdown.

The average values of the yen during the third quarter and the first nine months of the year were ¥138.40 and ¥128.26 against the U.S. dollar, respectively, a year-on-year depreciation of approximately ¥28 and year-on-year depreciation of approximately ¥20, and ¥139.40 and ¥136.07 against the euro, respectively, a year-on-year depreciation of approximately ¥10 and year-on-year depreciation of approximately ¥6.

As for the third quarter, despite concerns about the impact of inflation and rising interest rates, sales for mirrorless cameras and network cameras remained solid and sales for office MFDs recovered steadily. Net sales for the third quarter increased by 19.5% year-on-year to ¥996.1 billion due to the price adjustment of products and depreciation of the yen. Net sales for the first nine months of the year increased by 12.4% year-on-year to ¥2,874.2 billion. Gross profit as a percentage of net sales decreased by 1.3 points to 45.3% due to the increase in the ratio of hardware caused by stabilization of production supply including printers, in addition to the increased costs of parts and logistics. However, third-quarter gross profit increased by 16.3% year-on-year to ¥451.0 billion, mainly due to the depreciation of the yen. Although operating expenses increased by 12.3% year-on-year to ¥369.6 billion as a result of increased operating expenses denominated in foreign currencies due to the depreciation of the yen, the expense to sales ratio decreased by 2.5 points to 37.1% due to the promotion of efficiency for operations although sales activities increased. As a result, operating profit as a measure of the performance of business activities increased by 38.7% year-on-year to ¥81.4 billion. Other income (deductions) decreased by ¥22.9 billion year-on-year to a loss of ¥2.3 billion, mainly due to deterioration of valuation gains and losses on securities and currency exchange losses from liabilities, incurred by group finance, denominated in foreign currencies, caused by the depreciation of the yen. As a result, although income before income taxes decreased by 0.3% year-on-year to ¥79.1 billion, net income attributable to Canon Inc. increased by 9.7% year-on-year to ¥54.1 billion. Operating profit for the first nine months of the year increased by 24.0% to ¥256.1 billion, while income before income taxes increased by 0.4% to ¥232.0 billion and first nine months net income attributable to Canon Inc. increased by 2.7% to ¥159.1 billion.

Basic net income attributable to Canon Inc. shareholders per share was ¥52.90 for the third quarter, a year-on-year increase of ¥5.74, and ¥153.70 for the first nine months, a year-on-year increase of ¥5.54.

Results by Segment

Looking at Canon’s third quarter performance by business unit, in the Printing Business Unit, unit sales increased compared with the previous year due to the recovery of demand for office MFDs following improvements in the supply of semiconductor chips. Revenue from services and consumables increased moderately compared with the previous year due to the recovery in work in office. As for laser printers and inkjet printers, unit sales increased significantly compared with the previous year due to recovery from stagnant production activities. However, consumables decreased compared with the previous year as demand from customers working from home slowed down. For equipment in the production printing market, sales increased compared with the previous year due to strong sales of the varioPRINT iX series of high-speed cut-sheet color inkjet presses, while revenue from services also increased. These factors resulted in total sales for the business unit of ¥551.5 billion, a year-on-year increase of 20.1%, while income before income taxes decreased by 29.9% year-on-year to ¥43.5 billion, due to the increased costs of parts and logistics and the increase in the ratio of hardware caused by stabilization of production supply. Sales for the combined first nine months of the year totaled ¥1,623.8 billion, a year-on-year increase of 14.5%, while income before income taxes totaled ¥169.1 billion, a year-on-year decrease of 7.4%.

As for the Imaging Business Unit, unit sales of interchangeable-lens digital cameras were above those of the same period of the previous year due to continued strong demand for full-frame mirrorless cameras including the EOS R5 and EOS R6 as well as favorable reviews of the new EOS R7 and EOS R10 APS-C-size mirror-less cameras. Unit sales of lenses increased owing to strong sales of RF-series interchangeable-lenses that expanded the product lineup. As for network cameras, sales increased significantly mainly as a result of strengthening sales activities in response to diversifying market needs in addition to the recovery of products supply. As for professional video production equipment, sales of Cinema EOS-series including the new EOS R5 C, professional video cameras and broadcast lenses, were strong. These factors resulted in total sales for the business unit of ¥202.9 billion, a year-on-year increase of 32.0%, while income before income taxes increased by 108.1% year-on-year to ¥36.8 billion mainly as a result of improved profitability due to an enhanced product mix. Sales for the combined first nine months of the year totaled ¥561.0 billion, a year-on-year increase of 18.8%, while income before income taxes totaled ¥83.4 billion, a year-on-year increase of 47.3%.

As for the Medical Business Unit, sales of diagnostic ultrasound systems and clinical chemistry analyzers were strong mainly in Europe and Asia although demand in Japan declined this year due to a drop-off after government spending concluded last year. These factors resulted in total sales for the business unit of ¥126.1 billion, a year-on-year increase of 9.0%, while income before income taxes decreased by 35.2% year-on-year to ¥6.6 billion as a result of the increased costs of parts and logistics. Sales for the combined first nine months of the year totaled ¥362.5 billion, a year-on-year increase of 3.0%, while income before income taxes totaled ¥21.6 billion, a year-on-year decrease of 15.9%.

As for the Industrial and Others Business Unit, regarding semiconductor lithography equipment, unit sales increased compared with the previous year as a result of maximizing production capacity amid strong sales for a wide range of products such as power device and logic. For FPD lithography equipment, unit sales were flat compared with the previous year thanks to minimizing the impact of both caused by decreased demand from customers working from home amid the COVID-19 pandemic, as well as economic slowdown. For OLED display manufacturing equipment, sales decreased compared with the previous year as panel manufacturers were in the midst of considering investment plans in response to diversifying OLED panel applications. These factors resulted in total sales for the business unit of ¥154.5 billion, a year-on-year increase of 18.5%, while income before income taxes totaled ¥16.3 billion, a year-on-year increase of 992.6% due to the increased unit sales of semiconductor lithography equipment. Sales for combined first nine months of the year totaled ¥424.1 billion, a year-on-year increase of 7.9%, while income before income taxes totaled ¥44.9 billion, a year-on-year increase of 70.9%.

Cash Flow

During the first nine months of 2022, cash flow from operating activities decreased by ¥161.5 billion year-on-year to ¥188.5 billion as a result of higher inventory levels of main products for shopping season in the fourth quarter, and increased payment of income taxes due to increased taxable income. Cash flow used for investing activities decreased by ¥16.0 billion year-on-year to ¥132.4 billion due to the absence of major M&A transactions and the increased sales of fixed assets resulting from optimization of a branch office capacity at overseas sales subsidiaries, while capital investment to improve efficiency and productivity remained consistent and purchases of securities increased. Accordingly, free cash flow decreased by ¥145.5 billion compared with the previous year to ¥56.1 billion.

Cash flow from financing activities, despite an increase in short-term loans, recorded an outlay of ¥29.6 billion mainly due to repurchases of treasury stock and dividend payout, which increased ¥30.4 billion year-on-year.

Owing to these factors, as well as the impact from foreign currency exchange adjustments, cash and cash equivalents increased by ¥63.9 billion to ¥465.3 billion from the end of the previous year.

Outlook

The outlook for the global economy from the fourth quarter onwards is expected to maintain a recovery trend. However, although the shortage of semiconductor chips is gradually improving, the outlook remains uncertain due to risks such as the prolonged Ukraine crisis, curbing of consumption as inflation progresses and curbing investment due to rising interest rates.

In the markets in which Canon operates, demand for office MFDs is expected to remain solid. However, there are concerns that the demand for laser printers and inkjet printers would be affected by the decrease of demand from customers working from home and the current economic slowdown. As for mirrorless cameras, demand is expected to remain solid due to the need for high-quality visual expression. For network cameras, the market is expected to maintain stable growth due to the growing demand for video analysis and high value-added products. In addition, the market for professional video production equipment is expected to grow, supported by increasing demand for video content due to the spread of online video streaming. As for the medical equipment market, demand is expected to remain solid due to a recovery in large investments previously held back due to the COVID-19 pandemic mainly for diagnostic imaging unit products. For semiconductor lithography equipment, demand from a wide range of fields such as logic is expected to continue. For FPD lithography equipment, there are concerns about a delay of investments of panel manufacturers due to the decrease of demand for work from home amid the COVID-19 pandemic.

With regard to currency exchange rates on which Canon bases its performance outlook, Canon anticipates exchange rates of ¥148 to the U.S. dollar and ¥144 to the euro, representing depreciation of approximately ¥23 against the U.S. dollar and depreciation of approximately ¥8 against the euro as the previous year. For the U.S. dollar and the euro, Canon expects the yen to depreciate by ¥5 and depreciate by ¥2 from its previous forecast, respectively.

Upon taking into consideration of the current economic forecast, although the Printing Business unit is expected to be sluggish amid the inflation and hikes of interest rates, demand for other business units are expected to remain firm. Considering the situation of recent exchange rates and continued efforts to maximize production and supply competitive products in the market, Canon revised the forecast upward to full-year consolidated net sales of ¥4,090.0 billion, a year-on-year increase of 16.4%; operating profit of ¥385.0 billion, a year-on-year increase of 36.6%. Meanwhile, taking into account valuation losses on securities and currency exchange losses, Canon projects income before income taxes of ¥367.0 billion, a year-on-year increase of 21.2%; and net income attributable to Canon Inc. of ¥250.0 billion, a year-on-year increase of 16.4%.

Consolidated Outlook

Fiscal year	Millions of yen
	Year ending December 31, 2022		Change	Year ended December 31, 2021	Change (%)
	Previous Outlook (A)	Revised Outlook (B)	(B - A)	Results (C)	(B - C) / C
Net sales	4,080,000	4,090,000	10,000	3,513,357	+16.4%
Operating profit	376,000	385,000	9,000	281,918	+36.6%
Income before income taxes	378,000	367,000	(11,000)	302,706	+21.2%
Net income attributable to Canon Inc.	262,000	250,000	(12,000)	214,718	+16.4%

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

II. Financial Statements

1. CONSOLIDATED BALANCE SHEETS

	Millions of yen
	As of September 30, 2022	As of December 31, 2021	Change
ASSETS
Current assets	2,294,590	1,878,345	416,245
Cash and cash equivalents	465,298	401,395	63,903
Short-term investments	12,216	3,377	8,839
Trade receivables	572,810	522,432	50,378
Inventories	883,897	650,568	233,329
Prepaid expenses and other current assets	376,297	314,489	61,808
Allowance for credit losses	(15,928)	(13,916)	(2,012)
Non-current assets	3,006,466	2,872,543	133,923
Noncurrent receivables	13,528	16,388	(2,860)
Investments	60,378	60,967	(589)
Property, plant and equipment, net	1,056,175	1,041,403	14,772
Operating lease right-of-use assets	110,367	95,791	14,576
Intangible assets, net	293,625	301,793	(8,168)
Goodwill	987,032	953,850	33,182
Other assets	488,636	404,720	83,916
Allowance for credit losses	(3,275)	(2,369)	(906)

Total assets	5,301,056	4,750,888	550,168

LIABILITIES AND EQUITY
Current liabilities	1,339,451	1,060,833	278,618
Short-term loans and current portion of long-term debt	242,789	44,891	197,898
Short-term loans related to financial services	41,500	42,300	(800)
Other short-term loans and current portion of long-term debt	201,289	2,591	198,698
Trade payables	392,999	338,604	54,395
Accrued income taxes	32,849	43,081	(10,232)
Accrued expenses	375,429	323,929	51,500
Current operating lease liabilities	33,036	30,945	2,091
Other current liabilities	262,349	279,383	(17,034)
Non-Current liabilities	607,381	591,626	15,755
Long-term debt, excluding current installments	180,315	179,750	565
Accrued pension and severance cost	239,227	248,467	(9,240)
Noncurrent operating lease liabilities	77,219	65,385	11,834
Other noncurrent liabilities	110,620	98,024	12,596

Total liabilities	1,946,832	1,652,459	294,373

Canon Inc. shareholders’ equity	3,122,629	2,873,773	248,856
Common stock	174,762	174,762	-
Additional paid-in capital	404,838	403,119	1,719
Retained earnings	3,644,401	3,606,052	38,349
Legal reserve	64,491	68,015	(3,524)
Other retained earnings	3,579,910	3,538,037	41,873
Accumulated other comprehensive income (loss)	156,987	(151,794)	308,781
Treasury stock, at cost	(1,258,359)	(1,158,366)	(99,993)
Noncontrolling interests	231,595	224,656	6,939

Total equity	3,354,224	3,098,429	255,795

Total liabilities and equity	5,301,056	4,750,888	550,168

	Millions of yen
	As of September 30, 2022	As of December 31, 2021
Notes:
1. Accumulated depreciation	3,011,134	2,862,801
2. Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	312,728	5,519
Net unrealized gains and losses on securities	(21)	-
Net gains and losses on derivative instruments	(2,796)	(894)
Pension liability adjustments	(152,924)	(156,419)

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

2. CONSOLIDATED STATEMENTS OF INCOME AND

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Consolidated statements of income

Results for the third quarter

	Millions of yen
	Three months ended September 30, 2022	Three months ended September 30, 2021	Change(%)
Net sales	996,090	833,324	+	19.5
Cost of sales	545,057	445,365

Gross profit	451,033	387,959	+	16.3
Operating expenses:
Selling, general and administrative expenses	294,576	256,531
Research and development expenses	75,017	72,700

	369,593	329,231

Operating profit	81,440	58,728	+	38.7
Other income (deductions):
Interest and dividend income	1,542	482
Interest expense	(207)	(94)
Other, net	(3,699)	20,210

	(2,364)	20,598

Income before income taxes	79,076	79,326	–	0.3

Income taxes	21,827	25,001

Consolidated net income	57,249	54,325
Less: Net income attributable to noncontrolling interests	3,131	5,008

Net income attributable to Canon Inc.	54,118	49,317	+	9.7

Results for the nine months
	Millions of yen
	Nine months ended September 30, 2022	Nine months ended September 30, 2021	Change(%)
Net sales	2,874,239	2,557,908	+	12.4
Cost of sales	1,564,776	1,367,967

Gross profit	1,309,463	1,189,941	+	10.0
Operating expenses:
Selling, general and administrative expenses	832,335	772,370
Research and development expenses	221,073	211,010

	1,053,408	983,380

Operating profit	256,055	206,561	+	24.0
Other income (deductions):
Interest and dividend income	3,167	1,519
Interest expense	(737)	(442)
Other, net	(26,516)	23,509

	(24,086)	24,586

Income before income taxes	231,969	231,147	+	0.4

Income taxes	61,962	63,734

Consolidated net income	170,007	167,413
Less: Net income attributable to noncontrolling interests	10,889	12,493

Net income attributable to Canon Inc.	159,118	154,920	+	2.7

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

Consolidated statements of comprehensive income

Results for the third quarter

	Millions of yen
	Three months ended September 30, 2022	Three months ended September 30, 2021	Change(%)
Consolidated net income	57,249	54,325	+	5.4
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	42,987	(7,584)
Net unrealized gains and losses on securities	(21)	-
Net gains and losses on derivative instruments	617	321
Pension liability adjustments	4,254	(118)

	47,837	(7,381)

Comprehensive income (loss)	105,086	46,944	+	123.9
Less: Comprehensive income (loss) attributable to noncontrolling interests	3,965	5,235

Comprehensive income (loss) attributable to Canon Inc.	101,121	41,709	+	142.4

Results for the nine months
	Millions of yen
	Nine months ended September 30, 2022	Nine months ended September 30, 2021	Change(%)
Consolidated net income	170,007	167,413	+	1.5
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	309,018	80,433
Net unrealized gains and losses on securities	(21)	-
Net gains and losses on derivative instruments	(1,867)	(324)
Pension liability adjustments	3,519	20,135

	310,649	100,244

Comprehensive income (loss)	480,656	267,657	+	79.6
Less: Comprehensive income (loss) attributable to noncontrolling interests	12,757	13,653

Comprehensive income (loss) attributable to Canon Inc.	467,899	254,004	+	84.2

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

3. DETAILS OF SALES

Results for the third quarter

	Millions of yen
Sales by business unit	Three months ended September 30, 2022	Three months ended September 30, 2021	Change(%)
Printing	551,495	459,201	+	20.1
Imaging	202,933	153,784	+	32.0
Medical	126,074	115,714	+	9.0
Industrial and Others	154,546	130,381	+	18.5
Eliminations	(38,958)	(25,756)		-

Total	996,090	833,324	+	19.5

	Millions of yen
Sales by region	Three months ended September 30, 2022	Three months ended September 30, 2021	Change(%)
Japan	201,091	186,435	+	7.9
Overseas:
Americas	311,553	244,611	+	27.4
Europe	251,981	206,069	+	22.3
Asia and Oceania	231,465	196,209	+	18.0

	794,999	646,889	+	22.9

Total	996,090	833,324	+	19.5

Results for the nine months
	Millions of yen
Sales by business unit	Nine months ended September 30, 2022	Nine months ended September 30, 2021	Change(%)
Printing	1,623,809	1,418,197	+	14.5
Imaging	561,031	472,235	+	18.8
Medical	362,503	351,905	+	3.0
Industrial and Others	424,061	392,998	+	7.9
Eliminations	(97,165)	(77,427)		-

Total	2,874,239	2,557,908	+	12.4

	Millions of yen
Sales by region	Nine months ended September 30, 2022	Nine months ended September 30, 2021	Change(%)
Japan	627,576	602,013	+	4.2
Overseas:
Americas	893,993	710,299	+	25.9
Europe	720,649	652,584	+	10.4
Asia and Oceania	632,021	593,012	+	6.6

	2,246,663	1,955,895	+	14.9

Total	2,874,239	2,557,908	+	12.4

Notes:	1. The primary products included in each of the segments are as follows:
Printing Business Unit:

Office multifunction devices (MFDs) / Document solutions / Laser multifunction printers (MFPs) /

Laser printers / Inkjet printers / Image scanners / Calculators / Digital continuous feed presses /

Digital sheet-fed presses / Large format printers

Imaging Business Unit:

Interchangeable-lens digital cameras / Interchangeable lenses / Digital compact cameras / Compact photo printers /

Network cameras / Video management software / Video content analytics software /

Digital camcorders / Digital cinema cameras / Broadcast equipment /Multimedia projectors

Medical Business Unit:

Computed tomography (CT) systems / Diagnostic ultrasound systems / Diagnostic X-ray systems /

Magnetic resonance imaging (MRI) systems / Clinical chemistry analyzers / Digital radiography systems / Ophthalmic equipment

Industrial and Others Business Unit:

Semiconductor lithography equipment / FPD (Flat panel display) lithography equipment /

OLED Display Manufacturing Equipment / Vacuum thin-film deposition equipment / Die bonders /

Handy terminals / Document scanners

2. The principal countries and regions included in each regional category are as follows:

Americas: United States of America, Canada, Latin America

Europe: United Kingdom, Germany, France, Netherlands, European countries, Middle East and Africa

Asia and Oceania: China, Asian countries, Australia

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

4. CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen
	Nine months ended September 30, 2022	Nine months ended September 30, 2021
Cash flows from operating activities:
Consolidated net income	170,007	167,413
Adjustments to reconcile consolidated net income to net cash provided by operating activities:
Depreciation and amortization	166,225	161,372
(Gain) loss on disposal of fixed assets	(9,549)	6,185
Deferred income taxes	(6,081)	2,170
Decrease in trade receivables	8,399	95,423
Increase in inventories	(153,886)	(54,239)
Increase in trade payables	75,275	33,550
(Decrease) increase in accrued income taxes	(12,740)	24,503
Increase in accrued expenses	20,144	5,359
Decrease in accrued pension and severance cost	(29,442)	(31,928)
Other, net	(39,871)	(59,837)

Net cash provided by operating activities	188,481	349,971
Cash flows from investing activities:
Purchases of fixed assets	(132,251)	(123,095)
Proceeds from sale of fixed assets	14,316	2,102
Proceeds from maturity of held to maturity securities	2,151	-
Purchases of securities	(20,053)	(1,633)
Proceeds from sale and maturity of securities	6,518	1,707
Acquisitions of businesses, net of cash acquired	(5,890)	(29,072)
Other, net	2,859	1,640

Net cash used in investing activities	(132,350)	(148,351)
Cash flows from financing activities:
Repayments of long-term debt	(1,546)	(47,518)
Decrease in short-term loans related to financial services, net	(800)	(800)
Increase (decrease) in other short-term loans, net	197,840	(82)
Dividends paid	(119,326)	(88,891)
Repurchases and reissuance of treasury stock, net	(100,012)	(14)
Other, net	(5,738)	(2,681)

Net cash used in financing activities	(29,582)	(139,986)
Effect of exchange rate changes on cash and cash equivalents	37,354	12,922

Net change in cash and cash equivalents	63,903	74,556
Cash and cash equivalents at beginning of period	401,395	407,684

Cash and cash equivalents at end of period	465,298	482,240

*

Canon has changed the presentation of “Decrease in short-term loans related to financial services, net” and “Increase (decrease) in other short-term loans, net” separated from “Increase (decrease) in short-term loans, net” from the fourth quarter of 2021. To conform with the change in the presentation, consolidated statement of cash flows for the nine months ended September 30, 2021 also has been reclassified.

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

5. NOTE FOR GOING CONCERN ASSUMPTION

Not applicable.

6. SIGNIFICANT CHANGES IN CANON INC. SHAREHOLDERS’ EQUITY

None.

7. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.